As filed with the Securities and Exchange Commission on May 31, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THOUSAND TRAILS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

885502-10-4
(CUSIP Number of Class of Securities)

Walter B. Jaccard, Esq.
Vice President and General Counsel
Thousand Trails, Inc.
2711 LBJ Freeway, Suite 200
Dallas, Texas 75234
(972) 243-2228
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Irwin F. Sentilles III, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201
(214) 698-3119

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

ITEM 11.
ITEM 12. EXHIBITS
SIGNATURE
EX-99.(A)(1)(H) - Press Release

     Thousand Trails, Inc., a Delaware corporation (the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed on May 1, 2002, as subsequently amended from time to time, (the “Schedule TO”), with respect to its offer to purchase up to 1,500,000 shares, or such lesser number as are validly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the “Shares”), at a purchase price of $8.41 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2002 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was previously filed as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEM 11.

     Item 11 of the Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to each of the Items 1 through 11 of the Schedule TO, is hereby amended and supplemented to include the following information:

     On May 31, 2002, Thousand Trails issued the press release filed as Exhibit (a)(1)(H), which is incorporated herein by reference.

ITEM 12. EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated May 1, 2002.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated April 24, 2002 (incorporated by reference to the Company’s press release filed under cover of Schedule TO-C on April 25, 2002, File No. 5-47489)
(a)(1)(H)	Press Release dated May 31, 2002.
(b)	Not applicable.
(d)(1)*	Letter Agreement dated April 23, 2002 between the Company and Carl Marks Strategic Investments II, LP.
(d)(2)*	Stockholder Agreement dated April 5, 1999 between the Company and Carl Marks Management Company, LP, et. al. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 1-14645)
(d)(3)*	Letter Agreement dated April 23, 2002 between the Company and IAT Reinsurance Syndicate, Ltd.
(d)(4)*	Form of Letter Agreement with Officers and Directors.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

2

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2002

THOUSAND TRAILS, INC.

By:	/s/ William J. Shaw
Name: Title:	William J. Shaw Chief Executive Officer

3

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated May 1, 2002.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated April 24, 2002 (incorporated by reference to the Company’s press release filed under cover of Schedule TO-C on April 25, 2002, File No. 5-47489)
(a)(1)(H)	Press Release dated May 31, 2002.
(b)	Not applicable.
(d)(1)*	Letter Agreement dated April 23, 2002 between the Company and Carl Marks Strategic Investments II, LP.
(d)(2)*	Stockholder Agreement dated April 5, 1999 between the Company and Carl Marks Management Company, LP, et. al. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 1-14645)
(d)(3)*	Letter Agreement dated April 23, 2002 between the Company and IAT Reinsurance Syndicate, Ltd.
(d)(4)*	Form of Letter Agreement with Officers and Directors.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

4